   As filed with the Securities and Exchange Commission on March 11, 1997
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                          -------------------------

                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                AMENDMENT NO. 3
              HALL INSTITUTIONAL MORTGAGE FUND LIMITED PARTNERSHIP
                              (Name of the Issuer)

              HALL INSTITUTIONAL MORTGAGE FUND LIMITED PARTNERSHIP
                           HALL FINANCIAL GROUP, INC.
                        HALL APARTMENT ASSOCIATES, INC.
                                   CRAIG HALL
                    (Name of the Person(s) Filing Statement)


 UNITS OF LIMITED PARTNERSHIP INTERESTS                   NONE
     (Title of Class of Securities)        (CUSIP Number of Class of Securities)

                          -------------------------

                    Larry Levey
          Hall Institutional Mortgage Fund                 Donald L. Braun
                Limited Partnership                  Hall Financial Group, Inc.
              4455 East Camelback Road                    750 North St. Paul
                    Suite A-200                                Suite 200
              Phoenix, Arizona  85018                      Dallas, Texas  75201
                   (602)840-0060                             (214) 953-1155
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:
                             Roger D. Arnold, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                              1700 Pacific Avenue
                                   Suite 4100
                              Dallas, Texas  75201
                                 (214)969-2800

This statement is filed in connection with (check the appropriate box):

       a.     [x]    The filing of solicitation materials or an information
                     statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

       b.     [ ]    The filing of a registration statement under the
                     Securities Act of 1933.

       c.     [ ]    A tender offer.

       d.     [ ]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

                           CALCULATION OF FILING FEE

       Transaction          Amount of filing fee:
       valuation:           $

       [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


       Amount Previously Paid:                                      Page 1 of 10
       Form or Registration No.:
       Filing Party:                            Exhibit Index Appears on page 10
       Date Filed:

                                  INTRODUCTION


       This Rule 13e-3 Transaction Statement (this "Statement") is being filed by Hall Institutional Mortgage Fund Limited Partnership, an Arizona limited partnership (the "Partnership"), the issuer of the limited partnership units (the "Units") which are the subject of this Rule 13e-3 transaction, Hall Financial Group, Inc., a Delaware corporation and an affiliate of the Partnership (the "Purchaser"), Hall Apartment Associates, Inc., a Texas corporation and the managing general partner of the Partnership ("Hall Apartment Associates"), and Craig Hall, the controlling shareholder of both Hall Apartment Associates and the Purchaser. The Partnership's principal executive offices are located at 4455 East Camelback Road, Suite A-200, Phoenix, Arizona 85018. The principal executive offices of the Purchaser and Hall Apartment Associates and the business address of Craig Hall is 750 North St. Paul, Suite 200, Dallas, Texas 75201. This Statement is being filed in connection with a proposed sale of substantially all of the assets of the Partnership to the Purchaser and the subsequent dissolution of the Partnership. Concurrently with the filing of this Statement, the Partnership is filing preliminary solicitation materials under cover of Schedule 14A (the "Solicitation Statement") with the Securities and Exchange Commission relating to the solicitation of written consents of the limited partners of the Partnership with respect to the proposed sale. The cross reference sheet which follows is being supplied pursuant to General Instruction F to Schedule 13E-3. The cross reference sheet shows the location in the Solicitation Statement of the information required in response to each items of Schedule 13E-3 and such information is incorporated herein by reference in response to the appropriate item of Schedule 13E-3. A copy of the Solicitation Statement is attached as Exhibit (d)(1) hereto. If any such item is inapplicable or the answer thereto is in the negative and is omitted from the Solicitation Statement, it is so indicated in the cross reference sheet. All capitalized terms not defined herein shall have those meanings assigned to them in the Solicitation Statement.

                             Cross Reference Sheet
             (Pursuant to General Instruction F to Schedule 13E-3)


Schedule 13E-3
Item Number and Caption            Location in the Solicitation Statement
----------------------------       ---------------------------------------------

Item 1. Issuer and Class of Security
        ----------------------------
        Subject to the Transaction.
        ---------------------------

        (a) . . . . . . . .        "INTRODUCTION" and "CERTAIN INFORMATION
                                   CONCERNING THE PARTNERSHIP AND THE PURCHASER
                                   --The Partnership" and "--Description of the Partnership's Business."

        (b) . . . . . . . .        "INTRODUCTION," "SPECIAL FACTORS--Consent of
                                   Limited Partners," "MARKET FOR UNITS AND
                                   RELATED MATTERS" and Schedule I to the
                                   Solicitation Statement entitled "Certain
                                   Information Regarding the Executive Officers and the Directors of the Managing General
                                   Partner."

        (c) . . . . . . . .        "MARKET FOR UNITS AND RELATED MATTERS."

        (d) . . . . . . . .        "SELECTED FINANCIAL DATA" and "MARKET FOR
                                   UNITS AND MATTERS."

        (e) . . . . . . . .        Not applicable.

        (f) . . . . . . . .        "SPECIAL FACTORS--Fairness of the Proposal,"
                                   "INTERESTS OF CERTAIN PERSONS IN
                                   TRANSACTION" and "MARKET FOR UNITS AND
                                   RELATED MATTERS."

Item 2. Identity and Background.
        ------------------------

        (a)-(d), (g). . . .        This Statement is being filed jointly by the
                                   Partnership, the Purchaser, Hall Apartment
                                   Associates and Craig Hall. The Partnership is the issuer of the securities which are the subject of this Rule 13e-3 transaction. For further information, see "INTRODUCTION,"
                                   "SUMMARY," "CERTAIN INFORMATION CONCERNING
                                   THE PARTNERSHIP AND THE PURCHASER--The
                                   Partnership," "--Managing General Partner and
                                   Management," "--The Purchaser,"
                                   "--Description of the Partnership's
                                   Business," Schedule I to the Solicitation
                                   Statement entitled "Certain Information
                                   Regarding the Executive Officers and the Directors of the Managing General Partner" and Schedule II to the Solicitation Statement entitled "Certain Information Regarding the
                                   Executive Officers and the
                                   Directors of the Purchaser."

        (e)-(f) . . . . . .        To the best knowledge of the Partnership,
                                   the Purchaser, Hall Apartment Associates and
                                   Craig Hall, other than the information
                                   furnished in "CERTAIN INFORMATION CONCERNING
                                   THE PARTNERSHIP AND THE PURCHASER--The

Schedule 13E-3
Item Number and Caption            Location in the Solicitation Statement
-------------------------------    --------------------------------------------

                                   Purchaser," none of the persons or entities with respect to whom information is required by this item was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding of any violation of such laws.

Item 3. Past Contracts, Transactions
        ----------------------------
        or Negotiations.
        ----------------

        (a)(1) . . . . . . . .     "SPECIAL FACTORS--The Proposal" and "--
                                   Fairness of the Proposal," "CERTAIN
                                   INFORMATION CONCERNING THE PARTNERSHIP AND
                                   THE PURCHASER--The Partnership,"
                                   "--Description of the Partnership's
                                   Business" and "--Specific Loans," "INTERESTS
                                   OF CERTAIN PERSONS IN TRANSACTION" and
                                   "MARKET FOR UNITS AND RELATED MATTERS."

        (a)(2) and (b) . . . .     "SPECIAL FACTORS--The Proposal," "MATERIAL
                                   TERMS OF THE SALE TRANSACTION," "INTERESTS
                                   OF CERTAIN PERSONS IN TRANSACTION" and Annex
                                   C to the Solicitation Statement.

Item 4. Terms of the Transaction.
        -------------------------


        (a) . . . . . . . . . .    "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS,"
                                   "MATERIAL TERMS OF THE SALE TRANSACTION" and
                                   Annex C to the Solicitation Statement.

        (b) . . . . . . . . . .    Not applicable.

Item 5. Plans or Proposal of the
        ------------------------
        Issuer or Affiliate.
        --------------------

       (a), (b), (d) and (e). .    "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS--
                                   The Proposal," "--Effect of Approval of the
                                   Proposal," "MATERIAL TERMS OF THE SALE
                                   TRANSACTION" and Annex C to the Solicitation
                                   Statement.

       (c)  . . . . . . . . . .    Not applicable.

       (f) and (g). . . . . . .    "SPECIAL FACTORS--Effect of Approval of the
                                   Proposal" and "CERTAIN INFORMATION

Schedule 13E-3
Item Number and Caption            Location in the Solicitation Statement
-------------------------------    --------------------------------------------


                                   CONCERNING THE PARTNERSHIP AND THE PURCHASER
                                   -- Regulatory Proceedings."

Item 6. Source and Amount of Funds
        --------------------------
        or Other Consideration.
        -----------------------

        (a) and (b). . . . . .     "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS
                                   --The Proposal," "--Conflicts of Interest" and "--Fairness of the Proposal," "MATERIAL
                                   TERMS OF THE SALE TRANSACTION--The Asset
                                   Purchase Agreement," "CERTAIN INFORMATION
                                   CONCERNING THE PARTNERSHIP AND THE PURCHASER
                                   --The Purchaser," "ESTIMATE OF ALLOCATIONS
                                   AND DISTRIBUTIONS" and "SOLICITATION COSTS."

        (c) . . . . . . . . .      Not applicable.

        (d) . . . . . . . . .      Not applicable.

Item 7. Purpose(s), Alternatives,
        -------------------------
        Reasons and Effects.
        --------------------

        (a) and (c) . . . . .      "INTRODUCTION," "SUMMARY" and "SPECIAL
                                   FACTORS--The Proposal."

        (b) . . . . . . . . .      "SPECIAL FACTORS--The Proposal" and "--
                                   Effect on the Partnership and Limited
                                   Partners if Proposal is Not Accepted."

        (d) . . . . . . . . .      "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS
                                   --The Proposal," "--Effect of Approval the
                                   Proposal," "--Consent of the Limited
                                   Partners" and "--Effect on Partnership and Limited Partners if Proposal is Not
                                   Approved," "CERTAIN INFORMATION CONCERNING
                                   THE PARTNERSHIP AND THE PURCHASER--Regulatory
                                   Proceedings," "ESTIMATE OF ALLOCATIONS AND
                                   DISTRIBUTIONS," and "FEDERAL INCOME TAX
                                   CONSEQUENCES."

Item 8. Fairness of the Transaction.
        ----------------------------

        (a), (b), and (d) . .      "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS
                                   --The Proposal" and "--Fairness of the
                                   Proposal."

        (c) . . . . . . . . .      "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS
                                   --Consent of Limited Partners," "--Conflicts of Interest" and "--Fairness of the Proposal" and "VOTING PROCEDURES."

Schedule 13E-3
Item Number and Caption            Location in the Solicitation Statement
-------------------------------    --------------------------------------------


         (e) and (f). . . . .      "SUMMARY" and "SPECIAL FACTORS--Fairness of
                                   the Proposal."

Item 9.  Reports, Opinions, Appraisals
         -----------------------------
         and Certain Negotiations.
         -------------------------

         (a), (b), and (c). .      "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS
                                   --The Proposal," "--Conflicts of Interest" and "--Fairness of the Proposal" and Annexes
                                   A, B, D and E to the Solicitation Statement.

Item 10. Interest in Securities of the
         -----------------------------
         Issuer.
         -------

         (a). . . . . . . . .      "SUMMARY," "SPECIAL FACTORS--Consent of
                                   Limited Partners," "SECURITY OWNERSHIP OF
                                   CERTAIN BENEFICIAL OWNERS AND MANAGEMENT,"
                                   Schedule I to the Solicitation Statement entitled "Certain Information Regarding the
                                   Executive Officers and the Directors of the Managing General Partner" and Schedule II to the Solicitation Statement entitled "Certain
                                   Information Regarding the Executive Officers and the Directors of the Purchaser."

         (b). . . . . . . . .      "SPECIAL FACTORS--Fairness of the Proposal,"
                                   "MATERIAL TERMS OF SALE TRANSACTION--The
                                   Asset Purchase Agreement," "INTERESTS OF
                                   CERTAIN PERSONS IN TRANSACTION," "MARKET FOR
                                   UNITS AND RELATED MATTERS" and Annex C to the
                                   Solicitation Statement.

Item 11. Contracts, Arrangements
         -----------------------
         or Understandings with
         ----------------------
         Respect to the Issuer's
         -----------------------
         Securities . . . . .      "SPECIAL FACTORS--The Proposal," "MATERIAL
         ----------                TERMS OF THE TRANSACTION," "CERTAIN
                                   INFORMATION CONCERNING THE PARTNERSHIP AND
                                   THE PURCHASER--Rights and Powers of Limited
                                   Partners," "--Term and Liquidation of the Partnership" and "--Indemnification" and
                                   "INTERESTS OF CERTAIN PERSONS IN
                                   TRANSACTION."

Item 12. Present Intention and
         ---------------------
         Recommendation of Certain
         -------------------------
         Persons with Regard to
         ----------------------
         the Transaction.
         ----------------

         (a). . . . . . . . .      "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS
                                   --The Proposal" and "--Consent of Limited
                                   Partners," and "SECURITY OWNERSHIP OF
                                   CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

Schedule 13E-3
Item Number and Caption            Location in the Solicitation Statement
-------------------------------    --------------------------------------------


         (b). . . . . . . . . .    "SUMMARY" and "SPECIAL FACTORS--Fairness of
                                   the Proposal."

Item 13. Other Provisions of the
         -----------------------
         Transaction.
         ------------

         (a). . . . . . . . . .    "SPECIAL FACTORS--Appraisal Rights" and "--
                                   Fiduciary Responsibility of the Managing
                                   General Partner."

         (b). . . . . . . . . .    "SPECIAL FACTORS--the Proposal" and "--
                                   Fairness of the Proposal."

         (c). . . . . . . . . .    Not applicable.

Item 14. Financial Information.
         ----------------------

         (a)(1), (a)(2), (a)(3),
         and (a)(4) . . . . . .    "SELECTED  FINANCIAL  DATA" and "The
                                   Financial Statements."

         (b)(1), (b)(2), and
         (b)(3) . . . . . . . .    "PRO FORMA BALANCE SHEET" and "ESTIMATE OF
                                   ALLOCATIONS DISTRIBUTIONS."


Item 15. Persons and Assets Employed,
         ----------------------------
         Retained or Utilized.
         ---------------------

         (a) and (b). . . . . .    "VOTING PROCEDURES" and "SOLICITATION COSTS."

Item 16. Additional Information    See Letter to the Limited Partners filed as
         ----------------------    Exhibit (d)(2) and the Solicitation
                                   Statement filed as Exhibit (d)(1) herewith.

Item 17. Material to be Filed as
         -----------------------
         Exhibits.
         ---------

         27   . . . . . . . . .    Financial Data Schedule.

         99(a). . . . . . . . .    Not applicable.

         99(b)(1) . . . . . . .    Copy of the Valuation Report of Bryan E.
                                   Humphries and Associates prepared in March
                                   1996 (attached as Annex A to the
                                   Solicitation Statement which is filed
                                   herewith as Exhibit 99(d)(1)).

         99(b)(2) . . . . . . .    Copy of Appraisals performed by Bryan E.
                                   Humphries and Associates (filed by paper pursuant to Regulation S-T, Rule 202)(a
                                   Summary of the Appraisals is attached as Annex E to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

         99(b)(3) . . . . . . .    Copy of the Fairness Opinion of Principal
                                   Financial Securities, Inc. (attached as
                                   Annex B to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

Schedule 13E-3
Item Number and Caption            Location in the Solicitation Statement
-------------------------------    --------------------------------------------



       99(b)(4). . . . . . . . .   Copy of projections provided by Partnership
                                   to Principal Financial for Fairness Opinion
                                   (a Summary of the Projections is attached as Annex D to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

       99(b)(5). . . . . . . . .   Copy of Valuation Report of Bryan E.
                                   Humphries and Associates prepared in October
                                   1995.

       99(c)(1). . . . . . . . .   Asset Purchase Agreement, dated as of
                                   October 15, 1996 (attached as Annex C to the
                                   Solicitation Statement which is filed
                                   herewith as Exhibit 99(d)(1)).

       99(c)(2). . . . . . . . .   Hall Institutional Mortgage Fund Limited
                                   Partnership Amended and Restated Certificate and Agreement of Limited Partnership.

       99(d)(1). . . . . . . . .   Copy of the Solicitation Statement.

       99(d)(2). . . . . . . . .   Copy of the Letter to the Limited Partners
                                   of the Partnership (attached to the
                                   Solicitation Statement which is filed
                                   herewith as Exhibit 99(d)(1)).

       99(d)(3). . . . . . . . .   Form of Ballot (attached to the Solicitation
                                   Statement which is filed herewith as Exhibit
                                   99(d)(1)).

       99(f) . . . . . . . . . .   Estimated Consent Solicitation Fee Schedule
                                   from The Herman Group, Inc.

                                                        SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct as of March 11, 1997.

                                  HALL INSTITUTIONAL MORTGAGE FUND LIMITED
                                  PARTNERSHIP, an Arizona limited partnership

                                      By:   HALL PENSION FUND ASSOCIATES, LTD.,
                                            its General Partner

                                            By: HALL 1985 MANAGEMENT ASSOCIATES,
                                                LTD., its General Partner

                                                By: HALL APARTMENT ASSOCIATES,
                                                    INC., its General Partner

                                                    By:  /s/ Larry Levey
                                                       ------------------------
                                                       Larry Levey
                                                       Vice President


                                  HALL FINANCIAL GROUP, INC.

                                  By:    /s/ Donald L. Braun
                                         --------------------------------
                                         Donald L. Braun
                                         Chief Financial Officer


                                  HALL APARTMENT ASSOCIATES, INC.

                                  By:/s/ Larry Levey
                                     ------------------------------------
                                         Larry Levey
                                         Vice President


                                  /s/ Craig Hall
                                  ---------------------------------------
                                  Craig Hall

                                 EXHIBIT INDEX

    Exhibit                                                                                    Sequentially
    Number                                        Exhibit                                      Numbered Page
    ------                                        -------                                      -------------
   *27          Financial Data Schedule.

   *99(b)(1)    Copy of the Valuation Report of Bryan E. Humphries and Associates prepared in March 1996  (attached as Annex A to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

  ***99(b)(2)   Copy of Appraisals performed by Bryan E. Humphries and Associates (filed by paper pursuant to Regulation S-T, Rule 202) (a Summary of the Appraisals
                is attached as Annex E to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

   *99(b)(3)    Copy of the Fairness Opinion of Principal Financial Securities, Inc.
                (attached as Annex B to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

  **99(b)(4)    Copy of projections provided by Partnership to Principal Financial for
                Fairness Opinion (a Summary of the Projections is attached as Annex D to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

  **99(b)(5)    Copy of Valuation Report of Bryan E. Humphries and Associates prepared in
                October 1995.

   *99(c)(1)    Asset Purchase Agreement, dated as of October 15, 1996 (attached as Annex C to the Solicitation Statement which is filed herewith as Exhibit
                99(d)(1)).

  ***99(c)(2)   Hall Institutional Mortgage Fund Limited Partnership Amended and Restated
                Certificate and Agreement of Limited Partnership.

   *99(d)(1)    Copy of the Solicitation Statement.

   *99(d)(2)    Copy of the Letter to the Limited Partners of the Partnership (attached to the Solicitation Statement which is filed herewith as Exhibit 99(d)(1)).

   *99(d)(3)    Form of Ballot.

    **99(f)     Estimated Consent Solicitation Fee Schedule from The Herman Group, Inc.


*       Filed herewith.
**      Previously filed.
***     To be filed with the Definitive Consent Solicitation Statement.





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